Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

April 22, 2025

Ashley Vroman-Lee, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Venerable Variable Insurance Trust (File Nos. 811-23910 and 333-274984)

Dear Ms. Vroman-Lee:

On behalf of Venerable Variable Insurance Trust (the “Trust”), this letter responds to comments regarding post-effective amendment no. 1 to the Trust’s registration statement on Form N-1A, which was filed on December 20, 2024, to register thirteen new series of the Trust (the “Funds”). For your convenience, set forth below are your comments followed by the Trust’s responses.

1.	Please submit the Funds’ completed fee tables in the correspondence filing.

Response: The Funds’ completed fee tables and expense examples are included in Appendix A to this letter.

2.	Please confirm whether previously waived fees and/or reimbursed expenses are subject to recoupment. If so, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose that the recoupment would be limited to the lesser of the expense limit at the time of wavier/reimbursement and the expense limit at the time of recoupment.

Response: The Trust confirms that previously waived fees and/or reimbursed expenses are not subject to recoupment.

3.	With respect to the Venerable US Small Cap Fund, we note there are sub-subadvisers. Please explain supplementally whether (i) they are SEC-registered investment advisers, (ii) they have entered into an agreement with the Fund or the primary investment adviser, and (iii) the manager of managers exemptive application that the Trust and primary investment adviser have filed covers the sub-subadvisers.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response: The Trust confirms the entities referred to as sub-subadvisers are SEC-registered investment advisers that will enter into sub-advisory agreements with the Funds’ primary investment adviser before providing services with respect to the Funds. The Trust represents that such entities are no longer being referred to as sub-subadvisers and, in the upcoming 485(b) filing, they will be referred to as non-discretionary sub-advisers. The Trust further confirms that the manager of managers exemptive order issued to the Trust and primary investment adviser on March 4, 2025 covers the sub-advisers.

4.	With respect to the Venerable US Small Cap Fund, please supplementally explain how the Fund defines the “non-discretionary investment advice” provided by Russell Investment Management, LLC (“RIM”). Please also provide a supplemental analysis of whether the services amount to investment advice as an investment adviser under Section 202(a)(11) of the Investment Advisers Act of 1940 (the “Advisers Act”).

Response: The Trust represents that “non-discretionary investment advice” was intended to refer to research services RIM would provide to the primary investment adviser regarding potential and existing sub-advisers including due diligence services. With respect to the Fund, RIM will not provide advice as to the value of securities or the advisability of investing in, purchasing, or selling securities, or provide analyses or reports concerning securities; therefore, the services do not amount to investment advice as an investment adviser under Section 202(a)(11) of the Advisers Act. The Trust further represents that, to avoid confusion, the terminology has been revised for the 485(b) filing and will no longer be included in the Fund’s summary principal investment strategy disclosure.

5.	Please supplementally provide the appropriate broad-based securities market index for each Fund.

Response: Below is each Fund’s expected broad-based securities market index.

Fund	Benchmark
Venerable US Small Cap Fund	Russell 3000
Venerable International Index Fund	MSCI EAFE
Venerable Mid Cap Index Fund	Russell 3000
Venerable Small Cap Index Fund	Russell 3000
Venerable Bond Index Fund	Bloomberg US Aggregate Bond
Venerable Intermediate Corporate Bond Index Fund	Bloomberg US Aggregate Bond
Venerable World Conservative Allocation Fund	Bloomberg US Aggregate Bond
Venerable World Moderate Allocation Fund	MSCI World
Venerable World Appreciation Allocation Fund	MSCI World
Venerable Conservative Allocation Fund	Bloomberg US Aggregate Bond
Venerable Conservative Appreciation Allocation Fund	Bloomberg US Aggregate Bond
Venerable Moderate Appreciation Allocation Fund	MSCI World
Venerable Appreciation Allocation Fund	MSCI World

6.	For each Fund that is an index fund, please identify the index the Fund will track and the index provider. Please either disclose the index in the investment objective or explain in

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the response why it is not disclosed in the investment objective. Please also disclose the following in each Fund’s investment strategy:

(1)	Index component selection criteria (explain how index components are included or excluded from the index);

(2)	Index weighting methodology (explain how components of the index are weighted);

(3)	Rebalance and reconstitution process (including frequency thereof and how and when the index changes);

(4)	Number (or range) of index components.

Response: Below is a list of each Fund’s index and its index provider.

Fund	Index/Index Provider
Venerable International Index Fund	MSCI EAFE/MSCI
Venerable Mid Cap Index Fund	Russell Midcap/Russell
Venerable Small Cap Index Fund	Russell 2000/Russell
Venerable Bond Index Fund	Bloomberg US Aggregate Bond/Bloomberg
Venerable Intermediate Corporate Bond Index Fund	Bloomberg US Corporate 5-10 Year/Bloomberg

The Trust has determined to include in each Fund’s investment objective a description of the index the Fund tracks rather than the name of the index because the Trust believes the description provides more useful information for a shareholder assessing the Fund’s investment objective. The name of the index and its index provider are disclosed in each Fund’s investment strategy. The Trust represents that the requested information about the index methodology has been added to each Fund’s investment strategy.

7.	With respect to the Venerable International Index Fund, what is meant by the last sentence of the first paragraph of the principal investment strategy? We note the sentence may be included for other index funds as well.

Response: The Trust represents that the sentence relates to the first sentence of the paragraph and is intended to indicate that the percentage of a Fund’s net assets invested in companies in the index typically will be considerably higher than 80%. To avoid confusion, the sentence has been moved to immediately follow the first sentence of the paragraph.

8.	For each Fund that is an index fund, please include passive investing risk or explain why the risk is not applicable.

Response: The Trust represents that the requested risk disclosure is included in the risk factor called “Index-Based Investing Risk.”

9.	For each Fund that has a placeholder for sector risk, please confirm it is a principal risk and complete the sectors and sector information.

Response: The Trust represents that appropriate and applicable sector information has been added.

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10.	We note the Venerable Bond Index Fund and Venerable Corporate Bond Index Fund will employ a sampling approach to index investing. Please disclose in each Fund’s strategy the number (or range) of securities in which it invests.

Response: The Trust represents that the requested disclosure has been added.

11.	We note the Venerable Bond Index Fund and Venerable Corporate Bond Index Fund disclose risks relating to bank loans and distressed securities. Please include those securities in the principal investment strategy, if applicable, or delete the risk disclosure.

Response: The Trust represents that the disclosure has been updated to delete the risk disclosures relating to bank loans and distressed securities.

12.	With respect to the Venerable World Conservative Allocation Fund, what does “world conservative allocation” mean in the Fund’s name? Please revise the strategy disclosure to reflect how the Fund implements a world conservative allocation strategy. We may have additional comments.

Response: The Trust represents that “world conservative allocation” is intended to refer to the fact that (i) the Fund will invest in equity securities of both U.S. and non-U.S. companies and (ii) that the asset allocation breakdown of the Fund (i.e. equity vs. fixed income exposure) is intended to be 60% equity and 40% fixed income which will generally place the Fund in a conservative risk level peer group. The Trust further represents that the current disclosure currently includes discussion of each of these.

13.	We note the investment objective for each of the Venerable World Conservative Allocation Fund, Venerable Conservative Allocation Fund, Venerable Conservative Appreciation Allocation Fund states, in part, that the Fund seeks a “moderate [or modest] level of total investment return.” Please disclose how the Funds define “moderate [or modest] level of total investment return.”

Response: The Trust represents that the requested disclosure has been added.

14.	For each Fund that is a fund of funds, please specifically disclose the other series of the Trust in which each Fund invests.

Response: The Trust represents that the requested disclosure has been added.

15.	For each Fund with “World” in its name (Venerable World Conservative Allocation Fund, Venerable World Moderate Allocation Fund, and Venerable World Appreciation Allocation Fund), please disclose in the Item 9 strategy section the criteria that will be applied in determining that an investment is tied to a U.S. issuer versus a non-U.S. issuer.

Response: The Trust represents that the requested disclosure has been added.

16.	For each Fund that invests in high yield securities (Venerable World Conservative Allocation Fund, Venerable World Moderate Allocation Fund, and Venerable World

4

Appreciation Allocation Fund), please state in the strategy that high yield securities are speculative and use the term “junk bond” like is done in the principal risk disclosure.

Response: The Trust represents the requested disclosure has been added.

17.	We note emerging markets are referenced in the principal risk section for each of the Venerable World Conservative Allocation Fund, World Moderate Allocation Fund, Venerable World Appreciation Allocation Fund, and Venerable Moderate Appreciation Allocation Fund. Please disclose in the strategy for each Fund that it invests in emerging markets, if applicable, or delete the risk disclosure.

Response: The Trust represents that the requested disclosure has been added.

18.	We note the strategy of each fund of funds states that the investment adviser determines the allocation among underlying funds based on its outlook on the “business and economic cycle, relative market valuations and market sentiment.” Please more specifically disclose how the quoted language is defined by the Funds’ investment adviser.

Response: The Trust represents that the requested disclosure has been added.

19.	For each fund of funds, we note there are many risks in the principal risk disclosure that do not align with the principal investment strategy disclosure. Please include detailed disclosure in the strategy regarding the types of funds in which each Fund invests.

Response: The Trust represents that the requested disclosure has been added.

20.	We note that each of the Venerable World Conservative Allocation Fund, Venerable World Moderate Allocation Fund, and Venerable World Appreciation Allocation Fund discloses quantitative investing risk. Please disclose in the strategy for each Fund that it uses models, if applicable, or delete the risk disclosure.

Response: The Trust represents the requested disclosure has been added.

21.	With respect to the Venerable World Moderate Allocation Fund and Venerable Moderate Appreciation Allocation Fund, please clarify what “moderate” means in the name and/or investment objective.

Response: The term “Moderate” in each Fund’s name refers to the Fund’s approximate target strategic allocation of 60% equity and 40% fixed income.  The Trust notes each Fund’s approximate target strategic allocation is currently included in the disclosure.  The Venerable World Moderate Allocation Fund considers “moderate long term capital appreciation” to be capital appreciation consistent with an investment approach that balances risk and return.  The Trust represents that clarifying disclosure has been added.

22.	We note the similar names of certain fund of funds and that certain ones have “World” in the name while others do not. Is the difference that those without “World” in their name do not invest a minimum amount in non-U.S. securities? Please consider clarifying.

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Response: The term “World” is included in the name of certain fund of funds where such Fund intends to invest in one or more underlying “world” funds (e.g., the Venerable World Equity Fund).  The Trust notes disclosure has been added regarding other series of the Trust in which the fund of funds may invest, in response to Comment 14.  In particular, the Venerable World Conservative Allocation Fund, Venerable World Moderate Allocation Fund, and Venerable World Appreciation Allocation Fund each identify the Venerable World Equity Fund as an underlying fund.

23.	Please complete all missing information in Item 9 disclosure.

Response: The Trust represents that all missing information has been completed.

24.	In the independent trustees table in the Statement of Additional Information (the “SAI”), please disclose the principal occupation of Julian Sluyters for all of the past five years.

Response: The Trust represents that the requested disclosure has been added.

25.	Since the Trust does not have manager of managers/disclosure exemptive relief, please disclose in the SAI all sub-advisory fees in accordance with the requirements of Item 19(c)(3) of Form N-1A.

Response: The Trust represents that on March 4, 2025, it received manager of managers/disclosure exemptive relief (Venerable Variable Insurance Trust, et al., Investment Company Act Release Nos. 35467 (February 6, 2025) (Notice) and Investment Company Act Release Nos. 35490 (March 4, 2025) (Order)).

26.	Please include each Fund’s investment restrictions in your response since they are incomplete in the SAI.

Response: Each Fund’s investment restrictions are included in Appendix B to this letter.

27.	Please note that a fund and its investment adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policy. Please clarify in the information about the Funds’ concentration policy that the Funds will consider the investments of underlying investment companies when determining compliance with their own concentration policy.

Response: The Trust represents that the requested disclosure has been added.

*            *            *            *            *

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If you have any questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

cc:	Kristina Magolis, Venerable Variable Insurance Trust

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APPENDIX A

8

Venerable US Small Cap Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class V	Class I
Management Fees	0.85%	0.85%
Distribution and/or Service Fees (12b-1 Fees)	0.30%	0.00%
Other Expenses[1]	0.15%	0.15%
Total Annual Operating Expenses	1.30%	1.00%
Less Waivers and Reimbursements[2]	(0.45%)	(0.00%)
Total Annual Operating Expenses Less Waivers and Reimbursements	0.85%	1.00%

[1]	Based on estimated amounts for the current fiscal year.
[2]	Until September 5, 2027, Venerable Investment Advisers, LLC (the “Adviser”), the distributor, and certain financial intermediaries have contractually agreed to waive all or a portion of fees (including management fee, administrative services fee, and/or distribution and/or service fee (12b-1 Fee), as applicable) and/or reimburse other operating expenses to the extent necessary to limit total annual operating expenses (excluding interest expenses, short sale expenses, taxes, brokerage commissions, and extraordinary expenses such as litigation expenses) to 0.85% for Class V shares and 1.00% for Class I shares. Termination or modification of these obligations prior to September 5, 2027, requires approval by the Fund’s Board of Trustees (the “Board”). To the extent these obligations terminate or are modified, the Fund’s total annual operating expenses may increase.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waivers and reimbursement obligations only for the term of the fee waivers and reimbursement obligations. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$87	$321
Class I	$102	$318

9

Venerable Mid Cap Index Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class V	Class I
Management Fees	0.26%	0.26%
Distribution and/or Service Fees (12b-1 Fees)	0.30%	0.00%
Other Expenses[1]	0.14%	0.14%
Total Annual Operating Expenses	0.70%	0.40%
Less Waivers and Reimbursements[2]	(0.05%)	(0.00%)
Total Annual Operating Expenses Less Waivers and Reimbursements	0.65%	0.40%

[1]	Based on estimated amounts for the current fiscal year.
[2]	Until September 5, 2027, Venerable Investment Advisers, LLC (the “Adviser”), the distributor, and certain financial intermediaries have contractually agreed to waive all or a portion of fees (including management fee, administrative services fee, and/or distribution and/or service fee (12b-1 Fee), as applicable) and/or reimburse other operating expenses to the extent necessary to limit total annual operating expenses (excluding interest expenses, short sale expenses, taxes, brokerage commissions, and extraordinary expenses such as litigation expenses) to 0.65% for Class V shares and 0.40% for Class I shares. Termination or modification of these obligations prior to September 5, 2027, requires approval by the Fund’s Board of Trustees (the “Board”). To the extent these obligations terminate or are modified, the Fund’s total annual operating expenses may increase.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waivers and reimbursement obligations only for the term of the fee waivers and reimbursement obligations. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$66	$214
Class I	$41	$128

10

Venerable Small Cap Index Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class V	Class I
Management Fees	0.31%	0.31%
Distribution and/or Service Fees (12b-1 Fees)	0.30%	0.00%
Other Expenses[1]	0.14%	0.14%
Total Annual Operating Expenses	0.75%	0.45%
Less Waivers and Reimbursements[2]	(0.05%)	(0.00%)
Total Annual Operating Expenses Less Waivers and Reimbursements	0.70%	0.45%

[1]	Based on estimated amounts for the current fiscal year.
[2]	Until September 5, 2027, Venerable Investment Advisers, LLC (the “Adviser”), the distributor, and certain financial intermediaries have contractually agreed to waive all or a portion of fees (including management fee, administrative services fee, and/or distribution and/or service fee (12b-1 Fee), as applicable) and/or reimburse other operating expenses to the extent necessary to limit total annual operating expenses (excluding interest expenses, short sale expenses, taxes, brokerage commissions, and extraordinary expenses such as litigation expenses) to 0.70% for Class V shares and 0.45% for Class I shares. Termination or modification of these obligations prior to September 5, 2027, requires approval by the Fund’s Board of Trustees (the “Board”). To the extent these obligations terminate or are modified, the Fund’s total annual operating expenses may increase.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waivers and reimbursement obligations only for the term of the fee waivers and reimbursement obligations. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$72	$229
Class I	$46	$144

11

Venerable International Index Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class V	Class I
Management Fees	0.30%	0.30%
Distribution and/or Service Fees (12b-1 Fees)	0.30%	0.00%
Other Expenses[1]	0.16%	0.16%
Total Annual Operating Expenses	0.76%	0.46%
Less Waivers and Reimbursements[2]	(0.05%)	(0.00%)
Total Annual Operating Expenses Less Waivers and Reimbursements	0.71%	0.46%

[1]	Based on estimated amounts for the current fiscal year.
[2]	Until September 5, 2027, Venerable Investment Advisers, LLC (the “Adviser”), the distributor, and certain financial intermediaries have contractually agreed to waive all or a portion of fees (including management fee, administrative services fee, and/or distribution and/or service fee (12b-1 Fee), as applicable) and/or reimburse other operating expenses to the extent necessary to limit total annual operating expenses (excluding interest expenses, short sale expenses, taxes, brokerage commissions, and extraordinary expenses such as litigation expenses) to 0.71% for Class V shares and 0.46% for Class I shares. Termination or modification of these obligations prior to September 5, 2027, requires approval by the Fund’s Board of Trustees (the “Board”). To the extent these obligations terminate or are modified, the Fund’s total annual operating expenses may increase.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waivers and reimbursement obligations only for the term of the fee waivers and reimbursement obligations. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$73	$233
Class I	$47	$148

12

Venerable Bond Index Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class V	Class I
Management Fees	0.23%	0.23%
Distribution and/or Service Fees (12b-1 Fees)	0.30%	0.00%
Other Expenses[1]	0.13%	0.13%
Total Annual Operating Expenses	0.66%	0.36%
Less Waivers and Reimbursements[2]	(0.05%)	(0.00%)
Total Annual Operating Expenses Less Waivers and Reimbursements	0.61%	0.36%

[1]	Based on estimated amounts for the current fiscal year.
[2]	Until September 5, 2027, Venerable Investment Advisers, LLC (the “Adviser”), the distributor, and certain financial intermediaries have contractually agreed to waive all or a portion of fees (including management fee, administrative services fee, and/or distribution and/or service fee (12b-1 Fee), as applicable) and/or reimburse other operating expenses to the extent necessary to limit total annual operating expenses (excluding interest expenses, short sale expenses, taxes, brokerage commissions, and extraordinary expenses such as litigation expenses) to 0.61% for Class V shares and 0.36% for Class I shares. Termination or modification of these obligations prior to September 5, 2027, requires approval by the Fund’s Board of Trustees (the “Board”). To the extent these obligations terminate or are modified, the Fund’s total annual operating expenses may increase.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waivers and reimbursement obligations only for the term of the fee waivers and reimbursement obligations. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$62	$201
Class I	$37	$116

13

Venerable Intermediate Corporate Bond Index Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class V	Class I
Management Fees	0.23%	0.23%
Distribution and/or Service Fees (12b-1 Fees)	0.30%	0.00%
Other Expenses[1]	0.13%	0.13%
Total Annual Operating Expenses	0.66%	0.36%

1      Based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$67	$211
Class I	$37	$116

14

Venerable Conservative Allocation Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Class V
Management Fees	0.05%
Distribution and/or Service Fees (12b-1 Fees)	0.30%
Other Expenses[1]	0.15%
Acquired Fund Fees and Expenses[1]	0.35%
Total Annual Operating Expenses	0.85%

1      Based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$87	$271

15

Venerable Conservative Appreciation Allocation Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Class V
Management Fees	0.05%
Distribution and/or Service Fees (12b-1 Fees)	0.30%
Other Expenses[1]	0.15%
Acquired Fund Fees and Expenses[1]	0.35%
Total Annual Operating Expenses	0.85%

1      Based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$87	$271

16

Venerable World Conservative Allocation Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Class V
Management Fees	0.05%
Distribution and/or Service Fees (12b-1 Fees)	0.30%
Other Expenses[1]	0.15%
Acquired Fund Fees and Expenses[1]	0.79%
Total Annual Operating Expenses	1.29%
Less Waivers and Reimbursements[2]	(0.43%)
Total Annual Operating Expenses Less Waivers and Reimbursements	0.86%

[1]	Based on estimated amounts for the current fiscal year.
[2]	Until September 5, 2027, Venerable Investment Advisers, LLC (the “Adviser”), the distributor, and certain financial intermediaries have contractually agreed to waive all or a portion of fees (including management fee, administrative services fee, and/or distribution and/or service fee (12b-1 Fee), as applicable) and/or reimburse other operating expenses to the extent necessary to limit total annual operating expenses (excluding interest expenses, short sale expenses, taxes, brokerage commissions, and extraordinary expenses such as litigation expenses) to 0.86% for Class V shares. Termination or modification of these obligations prior to September 5, 2027, requires approval by the Fund’s Board of Trustees (the “Board”). To the extent these obligations terminate or are modified, the Fund’s total annual operating expenses may increase.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waivers and reimbursement obligations only for the term of the fee waivers and reimbursement obligations. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$88	$322

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Venerable Moderate Appreciation Allocation Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Class V
Management Fees	0.05%
Distribution and/or Service Fees (12b-1 Fees)	0.30%
Other Expenses[1]	0.15%
Acquired Fund Fees and Expenses[1]	0.34%
Total Annual Operating Expenses	0.84%

1      Based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$86	$268

18

Venerable World Moderate Allocation Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Class V
Management Fees	0.05%
Distribution and/or Service Fees (12b-1 Fees)	0.30%
Other Expenses[1]	0.15%
Acquired Fund Fees and Expenses[1]	0.81%
Total Annual Operating Expenses	1.31%
Less Waivers and Reimbursements[2]	(0.29%)
Total Annual Operating Expenses Less Waivers and Reimbursements	1.02%

[1]	Based on estimated amounts for the current fiscal year.
[2]	Until September 5, 2027, Venerable Investment Advisers, LLC (the “Adviser”), the distributor, and certain financial intermediaries have contractually agreed to waive all or a portion of fees (including management fee, administrative services fee, and/or distribution and/or service fee (12b-1 Fee), as applicable) and/or reimburse other operating expenses to the extent necessary to limit total annual operating expenses (excluding interest expenses, short sale expenses, taxes, brokerage commissions, and extraordinary expenses such as litigation expenses) to 1.02% for Class V shares. Termination or modification of these obligations prior to September 5, 2027, requires approval by the Fund’s Board of Trustees (the “Board”). To the extent these obligations terminate or are modified, the Fund’s total annual operating expenses may increase.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waivers and reimbursement obligations only for the term of the fee waivers and reimbursement obligations. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$104	$356

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Venerable Appreciation Allocation Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Class V
Management Fees	0.05%
Distribution and/or Service Fees (12b-1 Fees)	0.30%
Other Expenses[1]	0.15%
Acquired Fund Fees and Expenses[1]	0.34%
Total Annual Operating Expenses	0.84%

1      Based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$86	$268

20

Venerable World Appreciation Allocation Fund

Fund Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees and expenses such as fees and expenses imposed under your variable annuity contracts or variable life insurance policies (“Variable Contract”), which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Fund’s expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Class V
Management Fees	0.05%
Distribution and/or Service Fees (12b-1 Fees)	0.30%
Other Expenses[1]	0.15%
Acquired Fund Fees and Expenses[1]	0.85%
Total Annual Operating Expenses	1.35%
Less Waivers and Reimbursements[2]	(0.34%)
Total Annual Operating Expenses Less Waivers and Reimbursements	1.01%

[1]	Based on estimated amounts for the current fiscal year.
[2]	Until September 5, 2027, Venerable Investment Advisers, LLC (the “Adviser”), the distributor, and certain financial intermediaries have contractually agreed to waive all or a portion of fees (including management fee, administrative services fee, and/or distribution and/or service fee (12b-1 Fee), as applicable) and/or reimburse other operating expenses to the extent necessary to limit total annual operating expenses (excluding interest expenses, short sale expenses, taxes, brokerage commissions, and extraordinary expenses such as litigation expenses) to 1.01% for Class V shares. Termination or modification of these obligations prior to September 5, 2027, requires approval by the Fund’s Board of Trustees (the “Board”). To the extent these obligations terminate or are modified, the Fund’s total annual operating expenses may increase.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example does not reflect expenses and charges which are, or may be, imposed under your Variable Contract. If the examples were to reflect the deduction of such charges, the costs shown would be greater. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waivers and reimbursement obligations only for the term of the fee waivers and reimbursement obligations. Although your actual costs and returns might be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class V	$103	$359

21

APPENDIX B

Fundamental Investment Restrictions

1.	Each Fund is a diversified company under the 1940 Act; except that each of Venerable International Index Fund, Venerable Mid Cap Index Fund, Venerable Small Cap Index Fund, Venerable Bond Index Fund, and Venerable Corporate Bond Index Fund may fluctuate between diversified and non-diversified to the extent necessary to approximate the composition of its index.

2.	No Fund may concentrate its investments in an industry within the meaning of the 1940 Act; except that each of Venerable International Index Fund, Venerable Mid Cap Index Fund, Venerable Small Cap Index Fund, Venerable Bond Index Fund, and Venerable Corporate Bond Index Fund may concentrate to the extent necessary to approximate the composition of its index.

3.	No Fund may purchase or sell real estate (unless the real estate is acquired as a result of ownership of securities or other instruments); provided that a Fund may invest in securities secured by real estate or interests therein or issued by companies which invest in real estate or interests therein (including securities issued by REITs).

4.	No Fund may purchase or sell commodities, except to the extent permitted by the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statue, rules or regulations may be amended or interpreted from time to time.

5.	No Fund may borrow money, except to the extent permitted by the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statue, rules or regulations may be amended or interpreted from time to time.

6.	No Fund may act as an underwriter, except to the extent a Fund may be deemed to be an underwriter when disposing of securities it owns or when selling its own shares.

7.	No Fund may make loans to other persons, except to the extent permitted by the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statue, rules or regulations may be amended or interpreted from time to time.

8.	No Fund may issue senior securities, except to the extent permitted by the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statue, rules or regulations may be amended or interpreted from time to time.

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